1 of 26

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                  For the month of        March, 2003
                                   ----------------------------


                              ATI TECHNOLOGIES INC.
                             ----------------------
                 (Translation of Registrant's Name into English)


         1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
         --------------------------------------------------------------
                    (Address of Principal Executive Offices)


                  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F                          Form 40-F       X
                            -------------                       -----------


                  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No       X
                       ---------                         -----------


                               Page 1 of Pages 26
                           Index is located on Page 2

                                                                         2 of 26


                                      INDEX

Document                                                            Page Number
--------                                                            -----------
Press Release dated March 21, 2003                                       3

Signature Page                                                          26

                                                                         3 of 26


[ATI Technologies Inc. LOGO]


                  ATI Reports Second Quarter Financial Results
                New products generate broad-based customer demand

Markham, Ontario -- March 21, 2003 -- ATI Technologies Inc. (TSX: ATY, NASDAQ:
ATYT), a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions, today announced its financial results for the second quarter of its 2003 fiscal year, which ended February 28, 2003.

Revenues for the second quarter were $318.5(1) million compared to $322.0 million in the first quarter of fiscal 2003. Gross margin was 28.9 per cent, rising 1.6 percentage points from 27.3 per cent in the first quarter. Operating expenses, excluding amortization of intangible assets and other charges(2), increased $0.7 million to $80.3 million compared to the first quarter.

The net loss for the second quarter was $8.3 million or $0.04 per share compared to net income of $5.0 million or $0.02 per share for the first quarter of 2003 and a net loss of $3.0 million or $0.01 per share for the same period a year ago. Adjusted net income(3) for the second quarter was $9.7 million or $0.04 per share compared to $7.0 million or $0.03 per share for the previous quarter, and $17.6 million or $0.07 per share for the same period a year ago.

(1)All dollar amounts are stated in U.S. dollars unless otherwise noted. All per share amounts are stated on a fully diluted basis unless otherwise noted.

(2) The Company incurred other charges during the quarter that are not considered to be part of the Company's normalized ongoing operations and in aggregate represent $16.0 million. These charges include costs relating to the settlement of the U.S. class action lawsuit; costs incurred in connection with the work of the independent Special Committee of the Board relating to the Ontario Securities Commission investigation and Notice of Hearing; costs related to the closure of the European manufacturing operations and lease termination charges related to surplus space in leased buildings. (See Note 7 to the consolidated financial statements.)

(3)Adjusted net income excludes the after-tax effect of gain on investments, after-tax effect of other charges described in Note 7 to the consolidated financial statements, amortization of goodwill and intangible assets related to the Company's acquisitions, and deferred tax recovery of future tax liability pertaining to intangible assets acquired, related to the Company's acquisitions. Each of these items has been excluded from adjusted net income as they are not considered to be part of the Company's normalized ongoing operations. While the Company recognizes that adjusted net income does not have any standardized meaning described by generally accepted accounting principles, or GAAP, and that its adjusted net income calculation cannot be used as a comparison to other companies' financial performance, ATI believes that its adjusted net income more appropriately reflects the Company's operating performance. Please see the table titled "Adjusted Net Income - Reconciliation" in Management's Discussion and Analysis of Interim Financial Results in this release for the reconciliation between adjusted net income and net income which is determined in accordance with GAAP.

                                                                         4 of 26

"Customer demand for ATI's new products continued to build during the second quarter - a quarter that typically sees a seasonal pullback in the marketplace," said K.Y. Ho, Chairman and Chief Executive Officer, ATI Technologies Inc. "Our RADEON(TM) 9700 and RADEON(TM) IGP families of products continued to capture design wins and gain broad customer acceptance during the quarter. With ATI shipping its one millionth RADEON(TM) 9700-based chip in the second quarter, this has unquestionably been the best new product in our industry - ever."

"With the release of our RADEON(TM) 9800 PRO, RADEON(TM) 9600 and RADEON(TM) 9200 for the desktop, Mobility(TM) RADEON(TM) 9600 for the notebook and MOBILITY(TM) RADEON(TM) 7000 IGP for the value segment, in time for the Spring refresh, ATI again delivers true top-to-bottom leadership in our core PC market," said David Orton, President and Chief Operating Officer, ATI Technologies Inc.

Outlook
ATI expects revenues in the third quarter in the $300 million range. Gross margin, as a percentage of revenues, for the third quarter is expected to improve slightly. Operating expenses, excluding intangibles and other charges, for the third quarter are expected to be slightly higher than the second quarter of this year. As the year progresses, ATI's Consumer products are expected to begin to show a positive and increasing contribution relative to the first half of the year. As a result of the above, overall net income should continue to improve in the third and fourth quarters of fiscal 2003.

Operational Highlights
Desktop
ATI continued to generate strong demand for the RADEON(TM) 9700 and RADEON(TM) 9000 family of products during the second quarter. ATI expanded its product leadership again, in March, with the introduction of the RADEON(TM) 9800 PRO, RADEON(TM) 9600 and RADEON(TM) 9200 visual processors targeting the high-end enthusiast, performance and mainstream desktop markets respectively. Each is the fastest and highest performing visual processor in its category and represents the second generation of ATI's breakthrough cinematic rendering architecture.

These new products ignited a second wave of design wins with key OEMs such as Fujitsu, Gateway, and NEC as well as gaming-focused system integrators such as Alienware, Falcon Northwest and Voodoo.

                                                                         5 of 26


With the RADEON(TM) 9700 PRO, ATI was the first company to market with Microsoft(R) DirectX(R) 9.0-compatible hardware, one of key enablers of cinematic rendering. ATI was first to market again with DirectX(R) 9.0 compatible software when it introduced DirectX(R) 9.0 software drivers simultaneously with the Microsoft(R) DirectX(R) 9.0 release, on December 20, 2002.

Notebook
ATI strengthened its leading position in the notebook market during the quarter adding to the array of wins for Mobility(TM) RADEON(TM) based processors - including wins from Acer, Dell, Fujitsu, IBM, NEC and Sony. On March 13, ATI introduced the Mobility(TM) RADEON(TM) 9600 - the world's first mobile DirectX(R) 9.0-compatible VPU featuring innovative overdrive and memory technologies, astonishing performance levels and vivid cinematic imagery.

In the value portion of the notebook market ATI enjoyed continuing demand for RADEON(TM)-powered IGP solutions. Last week, ATI built on the success of its RADEON(TM) IGP 320 and RADEON(TM) IGP 340 chipsets when it introduced the MOBILITY(TM) RADEON(TM) 7000 IGP the world's most powerful, feature-rich mobile integrated graphics processor.

Consumer
In ATI's consumer business, set-top box manufacturers including Phillips, Alps and Proton selected ATI's Xilleon(TM) and NxtWave solutions for their new products during the quarter. Subsequent to quarter-end the Company announced further wins in the DTV area, including design wins with ChangHong, China's leading TV manufacturer for both high definition televisions and digital set-top boxes.

ATI also announced, subsequent to quarter-end, that it had entered into a technology development agreement with Nintendo Co., Ltd. Under the agreement, ATI and Nintendo are developing technologies for use in Nintendo products.

Other Corporate Developments
During the second quarter, ATI announced that it was closing its European manufacturing operations (ATEL) based in Dublin, Ireland. This closure is a result of the Company's shift to a new business model which resulted in the Company transitioning from supplying board-level product to chip-level product. Consequently, ATI no longer requires manufacturing operations in Europe.

                                                                         6 of 26

Management's Discussion and Analysis of Interim Financial Results

Revenues
ATI revenues for the second quarter decreased slightly to $318.5 from $322.0 million in the first quarter primarily due to a decline in royalty income.

On a year-over-year basis, revenues in the second quarter and the first six months were up 19.7 and 24.1 per cent respectively. These increases reflect the success of ATI's new products including the RADEON(TM) 9700, RADEON(TM) 9000 and the RADEON(TM) IGP family of visual processing solutions.

Gross Margin
Gross margin for the second quarter improved to 28.9 per cent of revenues compared to 27.3 per cent in the first quarter. Margin for the first quarter was adversely affected by a writedown taken on the value of certain inventories, which was not a factor during the second quarter. Although margin on product sales improved during the quarter, the significant quarterly decline in royalty income substantially offset this improvement. Excluding royalty income, margin improved from 24.0 per cent to 27.9 per cent.

On a year-over-year basis, gross margin as a percentage of revenues for the second quarter and the first six months of the year declined from 33.8 per cent and 33.0 per cent to 28.9 per cent and 28.1 per cent respectively. These declines were largely a result of a general decline in discrete mobile product gross margin during the fiscal 2003 periods.

Operating Expenses
Operating Expenses, Excluding Amortization of Intangibles and Other Charges
---------------------------------------------------------------------------
Operating expenses, excluding the amortization of intangibles and other charges, were $80.3 million in the second quarter, up slightly from the first quarter levels of $79.6 million. The increase came primarily from continued investment in R&D.

On a year-over-year basis, total operating expenses, excluding the amortization of intangibles and other charges, for the second quarter and the first six months of the year increased 15.0 and 15.1 per cent to $80.3 million and $159.9 million respectively. Higher operating expense levels were primarily a result of increasing investments in R&D, both headcount and the cost of technology required to support the increasingly more complex chips; as well as to a lesser extent, volume related selling expenses.

                                                                         7 of 26

Other Charges
-------------
The Company incurred other charges during the quarter that have been excluded from the Company's adjusted net income calculation. These other charges included $8.0 million to settle the U.S. class action law suit, a portion of which is expected to be paid by ATI's insurer; $2.8 million related to costs incurred in connection with the work of the independent Special Committee of the Board relating to the Ontario Securities Commission investigation and Notice of Hearing; $2.8 million resulting from the closure of the European manufacturing operations (ATEL); and $2.4 million in lease termination charges related to surplus space in leased buildings. These charges are not considered to be part of the Company's normalized ongoing operations. Please see Note 7 to the consolidated financial statements.

Total Operating Expenses
------------------------
Total operating expenses were $99.5 million in the second quarter, up $16.7 million from first quarter levels of $82.8 million. The increase came primarily from the other charges outlined above.

On a year-over-year basis, total operating expenses for the second quarter increased 9.3 per cent. Higher operating expense levels were mostly a result of: increasing investments in R&D, both headcount and the cost of technology required to support the increasingly more complex chips; other charges outlined above; as well as to a lesser extent volume-related selling expenses. These items were offset by lower expenses for goodwill and intangible assets in fiscal 2003 due to the adoption of the accounting policies relating to the treatment of goodwill and intangible assets.

Total operating expenses for the first six months of the year of $182.2 million increased slightly compared to $181.3 million for the same period a year ago as a result of: increasing investments in R&D, both headcount and the cost of technology required to support the increasingly more complex chips, other charges outlined above; as well as to a lesser extent, volume-related selling expenses. The increase in expense due to these factors was almost entirely offset by lower expenses for goodwill and intangible assets in fiscal 2003 due to the adoption of the accounting policies relating to the treatment of goodwill and intangible assets.

                                                                         8 of 26

Net Income
----------
The net loss in the second quarter of fiscal 2003 was $8.3 million or $0.04 per share compared to net income of $5.0 million or $0.02 per share for the first quarter of fiscal 2003. Strong revenue and an improving gross margin performance were largely offset by significant, but largely non-recurring other charges described above.

On a year-over-year basis, the net loss for the second quarter widened from $3.0 million in fiscal 2002 to $8.3 million for the same quarter this year as a result of the other charges described above, increased investment in R&D, as well as a decline in gross margin as a percentage of revenues. This was offset by lower expenses for goodwill and intangible assets in fiscal 2003 due to the adoption of the accounting policies relating to the treatment of goodwill and intangible assets.

The net loss for the first six months of fiscal 2003 narrowed to $3.3 million compared to $13.4 million for the same period last year due to lower expenses for goodwill and intangible assets in fiscal 2003 as a result of the adoption of the accounting policies relating to the treatment of goodwill and intangible assets, offset by other charges incurred in the second quarter and increased investment in R&D.

Adjusted net income(1) for the second quarter was $9.7 million or $0.04 per share compared to $7.0 million or $0.03 per share for the previous quarter. Improving gross margin was largely responsible for the increase in adjusted net income.

On a year-over-year basis, adjusted net income for the second quarter and the first six months of the year declined from $0.07 and $0.11 to $0.04 and $0.07 respectively largely as a result of reduced gross margin as a percentage of revenues and higher operating expenses, which were largely due to increased investment in R&D, somewhat offset by an increase in revenue.

(1)Adjusted net income excludes the after-tax effect of gain on investments, after-tax effect of other charges described in Note 7 to the consolidated financial statements, amortization of goodwill and intangible assets related to the Company's acquisitions, and deferred tax recovery of future tax liability pertaining to intangible assets acquired, related to the Company's acquisitions. Each of these items has been excluded from adjusted net income as they are not considered to be part of the Company's normalized ongoing operations. While the Company recognizes that adjusted net income does not have any standardized meaning described by generally accepted accounting principles, or GAAP, and that its adjusted net income calculation cannot be used as a comparison to other companies' financial performance, ATI believes that its adjusted net income more appropriately reflects the Company's operating performance. Please see the table titled "Adjusted Net Income - Reconciliation" below in this news release for the reconciliation between adjusted net income and net income which is determined in accordance with GAAP.

                                                                         9 of 26

Liquidity and Financial Resources
ATI's cash flow from operations was $46.0 million in the second quarter of fiscal 2003, compared to cash used in operations of $31.0 million in the first quarter of fiscal 2003. The increase in cash flow was primarily a result of lower inventory levels.

Inventory levels declined significantly to $131.3 million at the end of the second quarter compared to both the first quarter of 2003, where inventory was $172.4 million and at year-end where inventory levels were $175.3 million. Inventories were higher in those previous periods due to a major product transition and are now at an appropriate level to support current sales.

As of February 28, 2003, ATI had working capital of $380.3 million, compared to $361.7 million at August 31, 2002. The Company's cash position, including short-term investments, was $240.9 million as of quarter end, compared to $200.1 million last quarter. The increase was largely due to the reduction in inventory levels. The Company's cash position as at February 28, 2003 of $240.9 million was at about the same level as August 31, 2002. The Company is also in the process of renegotiating its credit facility (see Note 3 to the consolidated financial statements).

Intangible assets other than goodwill declined to $13.3 million at the end of the second quarter of fiscal 2003, from $21.9 million at August 31, 2002. The decline in these assets was due to continued amortization. During the first quarter the Company reclassified $2.3 million relating to workforce from intangible assets to goodwill as a result of the adoption of CICA Handbook
Section 3062.

As discussed previously, the Company in the first quarter of fiscal 2003 adopted the new accounting policies relating to the treatment of goodwill and intangible assets (CICA Handbook Section 3062) and therefore is no longer amortizing these assets. Goodwill, which is associated primarily with the prior acquisition of ArtX, is currently $190.1 million and will be tested for impairment on an annual basis. The Company has completed the transitional goodwill impairment assessment during the second quarter of 2003 and has determined no impairment existed as of September 1, 2002.

Receivables were $200.4 million, up $36.1 million from the end of fiscal 2002 due to continued strong sales in the first half of the year.

                                                                        10 of 26

Claims and Proceedings
In January, the Company announced that Staff of the Ontario Securities Commission had filed a Notice of Hearing and Statement of Allegations in relation to ATI and others. The Notice alleged that ATI failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of the Toronto Stock Exchange. The Notice also alleged that ATI made a misleading statement to Staff of the Commission in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals are also named in the Notice. The Notice alleged that six of these individuals, including K.Y. Ho, the Chief Executive Officer of ATI, engaged in insider trading contrary to the Securities Act. A date for the hearing has not been fixed.

A Special Committee consisting of Paul Russo, who joined the board in January 2002, is conducting, on behalf of the Board, an independent review of the concerns raised by Staff with the assistance of independent professional advisors. The Board intends to consider the input from the Special Committee and take action in the best interest of shareholders.

In February, the Company announced that it had reached an agreement for the full and complete settlement of all remaining claims alleged in the shareholder class action lawsuits filed in May 2001 in the United States District Court for the Eastern District of Pennsylvania. The terms of the Stipulation and Agreement of Settlement, which are subject to final court approval and notice to class members, include no admission of liability or wrongdoing by the Company or other defendants. The court will hold a fairness hearing on April 25, 2003 to consider objections, if any, and to determine whether it will approve the settlement. Under the terms of the settlement, ATI has paid $8 million into court pending final approval. A portion of this amount is expected to be paid by ATI's insurer, but has not yet been recognized.

                                                                        11 of 26

Adjusted Net Income - Reconciliation
The table below presents adjusted net income and adjusted net income per share, which excludes the after-tax effect of gain on investments, after-tax effect of other charges, amortization of goodwill(1) and intangible assets related to the Company's acquisitions, and deferred tax recovery of future tax liability pertaining to intangible assets acquired, related to the Company's acquisitions.


    (Thousands of US dollars, except per share amounts)

    ------------------------------------------------------------------------------------------------------
                                                      Three months ended             Six months ended
                                                          February 28                  February 28
                                                      2003          2002           2003           2002
    ------------------------------------------------------------------------------------------------------
                                                          (unaudited)                   (unaudited)
    Net loss - GAAP basis                            $ (8,337)      $ (3,039)      $ (3,349)    $ (13,358)
    Amortization of intangible assets(1)                3,162         21,164          6,327        42,354
    Other charges                                      15,996              -         15,996             -
    Gain on investments                                     -              -            (32)            -
    Tax recovery of other charges                        (992)             -           (992)            -
    Net tax on sale of investments                          -              -              6             -
    Deferred tax recovery of future tax liability
        on intangible assets                             (177)          (481)        (1,318)         (967)
    -------------------------------------------------------------------------------------------------------
    Adjusted net income                              $  9,652       $ 17,644       $ 16,638     $  28,029
    =======================================================================================================
    Adjusted net income per share
         Basic                                       $   0.04       $   0.08       $   0.07     $    0.12
         Diluted                                     $   0.04       $   0.07       $   0.07     $    0.11
    =======================================================================================================
    Weighted average number of shares (000's):
         Basic                                        237,227        234,154        237,087       233,325
         Diluted                                      242,051        249,318        242,675       247,117
    =======================================================================================================

(1)  Effective September 1, 2002, the Company no longer amortizes goodwill. See
     Note 1 to the consolidated financial statements.

                                                                        12 of 26

Forward-looking Statements and Uncertainties
Certain statements in this release constitute "forward-looking statements." When used in this release, words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests," and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties that are outlined in this release and in the Company's 2002 Annual Report and 2002 Annual Information Form. As a result of these risks and uncertainties, the Company's operating results and common share price may be subject to significant volatility, particularly on a quarterly basis. For example, the markets for the Company's products are characterized by changing market conditions, frequent new product introductions, seasonal and variable demand and rapid technology changes. Other factors that could cause the Company's results to vary include, but are not limited to, lack of anticipated growth in the demand for PCs, gaming consoles and consumer electronic devices in which the Company's products are incorporated, reductions in the Company's average selling prices for its products due to competitive pressures and other factors, the introduction of new products by the Company's competitors which render the Company's products non-competitive, delays encountered by the Company in developing new products or enhancements, including integrated graphics and core logic components, in the time frame required by its customers, delays in manufacturing or unfavourable manufacturing yields experienced by the Company's independent foundries, unexpected variances in material costs, including silicon wafer, memory and printed circuit boards, and constraints on the supply of components utilized in the Company's products and in the PC industry generally. These risks and uncertainties could cause or contribute to actual results that are materially different from those anticipated or experienced in the past. Additional information concerning factors that could cause the Company's financial results to fluctuate is contained in the Company's filings with Canadian and U.S. securities regulatory authorities. ATI disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Conference Call Information
ATI Technologies Inc. will host a conference call to discuss its financial results for the second quarter results today, Friday, March 21, 2003 at 8:30 AM
(EST) (5:30 AM Pacific, 6:30 AM Mountain, 7:30 AM Central).


To participate in the conference call, please dial 416-405-9328 ten minutes before the scheduled start of the call. No password is required. A live web cast of the conference call will be available at under the Financial Information section, 2003 Conference Calls - Q2 2003 at: http://mirror.ati.com/companyinfo/ir/quarterlyresults.html. Replays of the conference call will be available through March 28, 2003. Replay information is as follows: Replay: 416-695-5800, Passcode: 1370296. A web cast replay will be available at the web site noted above.

About ATI Technologies
ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost visual processor unit (VPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld markets. With 2002 revenues in excess of $1 billion, ATI has more than 1,900 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

Copyright 2003 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.

For media relations, please contact:
Chris Evenden, Director, Public Relations, ATI Technologies Inc.,
at (905) 882-2600, Ext. 8107 or cevenden@ati.com
                                ----------------

For investor relations' support, please contact:
Janet Craig, Director, Investor Relations, ATI Technologies Inc.,
at (905) 882-2600, Ext. 2631 or jcraig@ati.com
                                --------------

                                     - 30 -
                          Financial Statements Attached

                                                                        13 of 26


ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

(Thousands of US dollars, except per share amounts)

-----------------------------------------------------------------------------------------------------------------------------
                                                  Three months ended                         Six months ended
-----------------------------------------------------------------------------------------------------------------------------
                                            February 28        February 28            February 28          February 28
                                               2003                2002                  2003                 2002
-----------------------------------------------------------------------------------------------------------------------------
Revenues                                 $ 318,482   100.0%    $ 265,979  100.0%   $ 640,502   100.0%    $ 516,017    100.0%
Cost of goods sold                         226,541    71.1%      175,965   66.2%     460,556    71.9%      345,925     67.0%
-----------------------------------------------------------------------------------------------------------------------------
Gross Margin                                91,941    28.9%       90,014   33.8%   $ 179,946    28.1%      170,092     33.0%
Expenses
     Selling and marketing                  21,457     6.8%       19,728    7.4%      43,395     6.8%       40,017      7.8%
     Research and development               49,528    15.6%       41,754   15.7%      97,978    15.3%       81,824     15.9%
     Administrative                          9,318     2.9%        8,357    3.1%      18,530     2.9%       17,138      3.3%
     Amortization of intangible assets       3,162     1.0%       21,164    8.0%       6,327     1.0%       42,354      8.2%
     Other charges (Note 7)                 15,996     5.0%            -      -       15,996     2.5%            -        -
-----------------------------------------------------------------------------------------------------------------------------
                                            99,461    31.3%       91,003   34.2%     182,226    28.5%      181,333     35.2%
-----------------------------------------------------------------------------------------------------------------------------
Loss from operations                        (7,520)   (2.4%)        (989)  (0.4%)     (2,280)   (0.4%)     (11,241)    (2.2%)
Interest and other income                      602     0.2%        1,343    0.5%       1,142     0.2%        3,072      0.6%
Gain on investments                              -       -             -      -           32       -             -        -
Interest expense                              (469)   (0.1%)          (1)     -         (895)   (0.1%)          (3)       -
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes           (7,387)   (2.3%)         353    0.1%      (2,001)   (0.3%)      (8,172)    (1.6%)
Income taxes                                   950     0.3%        3,392    1.2%       1,348     0.2%        5,186      1.0%
-----------------------------------------------------------------------------------------------------------------------------
Net loss                                 $  (8,337)   (2.6%)   $  (3,039)  (1.1%)  $  (3,349)   (0.5%)   $ (13,358)    (2.6%)
Retained earnings, beginning of period      77,634               109,792              72,646               120,111
-----------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period         $  69,297             $ 106,753           $  69,297             $ 106,753
=============================================================================================================================
Net loss per share (Note 8)
    Basic and diluted                    $   (0.04)            $   (0.01)          $   (0.01)            $   (0.06)
=============================================================================================================================
Weighted average number of shares
    (000's)
    Basic                                  237,227               234,154             237,087               233,325
    Diluted                                237,227               234,154             237,087               233,325
Outstanding number of shares at the end
    of the quarter  (000's)                237,297               234,787             237,297               234,787
=============================================================================================================================


See accompanying notes to consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2002.

                                                                        14 of 26

ATI TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

(Thousands of US dollars)

----------------------------------------------------------------------------
                                                    February 28    August 31
                                                        2003          2002
----------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents                        $ 240,858    $ 187,126
     Short-term investments                                   -       49,801
     Accounts receivable                                200,389      164,259
     Inventories                                        131,303      175,348
     Prepayments and sundry receivables                  26,290       21,131
     Income taxes receivable                             12,146            -
     Future income tax assets                             3,027        3,630
-----------------------------------------------------------------------------
Total current assets                                    614,013      601,295

Capital assets                                           91,202       95,838
Intangible assets (Note 2)                               13,251       21,858
Goodwill (Note 2)                                       190,095      187,815
Long-term investments                                     7,405        7,405
Future income tax assets                                  1,463          844
-----------------------------------------------------------------------------
     Total Assets                                     $ 917,429    $ 915,055
=============================================================================
Liabilities and Shareholders' Equity
Current liabilities:
     Bank indebtedness                                $       -    $  12,015
     Accounts payable                                   157,198      172,093
     Accrued liabilities                                 72,458       51,087
     Deferred revenue                                       485          250
     Income taxes payable                                     -          170
     Current portion of long-term debt (Note 4)           1,259          568
     Future income tax liabilities                        2,300        3,459
-----------------------------------------------------------------------------
Total current liabilities                               233,700      239,642
Long-term debt (Note 4)                                  26,856       15,798
Future income tax liabilities                            12,179       12,588
-----------------------------------------------------------------------------
Total liabilities                                       272,735      268,028
Shareholders' equity:
     Share capital                                      562,268      561,477
     Contributed surplus                                  4,855        4,630
     Retained earnings                                   69,297       72,646
     Currency translation adjustment                      8,274        8,274
-----------------------------------------------------------------------------
Total shareholders' equity                              644,694      647,027
-----------------------------------------------------------------------------
     Total Liabilities and Shareholders' Equity       $ 917,429    $ 915,055
=============================================================================


See accompanying notes to consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2002.

                                                                        15 of 26

ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

(Thousands of US dollars)


-------------------------------------------------------------------------------------------------------
                                                       Three months ended           Six months ended
                                                          February 28                 February 28
-------------------------------------------------------------------------------------------------------
                                                       2003         2002            2003        2002
-------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operating activities:
Net loss                                              $ (8,337)    $ (3,039)      $ (3,349)  $ (13,358)
Add items not affecting working capital:
    Future income taxes                                   (949)        (495)        (1,584)     (1,790)
    Depreciation and amortization                        9,206       26,498         18,449      52,985
    Other charges (Note 7)                               1,400            -          1,400           -
    Gain on investments                                      -            -            (32)          -
    Foreign exchange loss                                1,409          137          1,729         161
Net changes in non-cash working capital balances
    relating to operations:
    Accounts receivable                                 13,510       13,543        (36,130)    (29,922)
    Inventories                                         41,102      (25,592)        44,045     (18,169)
    Prepayments and sundry receivables                  (2,711)      (2,892)        (3,890)     (2,691)
    Income taxes                                        (7,940)         302        (12,316)       (794)
    Accounts payable                                   (11,811)      16,360        (14,895)     43,222
    Accrued liabilities                                 10,773        3,433         21,371       8,830
    Deferred revenue                                       359          188            235          63
-------------------------------------------------------------------------------------------------------
                                                        46,011       28,443         15,033      38,537
-------------------------------------------------------------------------------------------------------
Financing activities:
Increase (decrease) in bank indebtedness                     -        2,369        (12,015)      2,865
Addition to long-term debt                                   -            -         10,709           -
Principal payment on long-term debt                       (127)           -           (127)          -
Principal payment under capital lease obligation          (280)           -           (555)          -
Settlement of swap contract (Note 6)                         -            -         (1,365)          -
Issuance of common shares                                  498        6,444            791       7,750
Repayment of share purchase loans                          225            -            225           -
-------------------------------------------------------------------------------------------------------
                                                           316        8,813         (2,337)     10,615
-------------------------------------------------------------------------------------------------------
Investing activities:
Purchase of short-term investments                           -            -              -      (4,601)
Maturity of short-term investments                           -        4,584         49,649      29,584
Additions to capital assets                             (5,759)      (9,602)        (8,886)    (14,340)
Proceeds from sale of investments                            -            -            280           -
Acquisitions, net of cash acquired                           -           (1)             -      (2,068)
-------------------------------------------------------------------------------------------------------
                                                        (5,759)      (5,019)        41,043       8,575
-------------------------------------------------------------------------------------------------------
Foreign exchange (gain) loss on cash held in foreign
    currency                                               167         (137)            (7)       (161)
=======================================================================================================
Increase in cash and cash equivalents                   40,735       32,100         53,732      57,566
Cash and cash equivalents - beginning of period        200,123      196,921        187,126     171,455
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of period              240,858      229,021        240,858     229,021
     Short-term investments                                  -       20,017              -      20,017
-------------------------------------------------------------------------------------------------------
Cash position - end of period                         $240,858     $249,038       $240,858   $ 249,038
=======================================================================================================


Cash position is defined as cash and cash equivalents and short-term investments. See accompanying notes to consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2002.

                                                                        16 of 26

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2003
(Unaudited)

The principal business activities of ATI Technologies Inc. (the "Company") are the design, manufacture and sale of 3D graphics and digital media silicon solutions. The Company markets its products to original equipment manufacturers, system builders, distributors and retailers primarily in North America, Europe and Asia-Pacific.


1.  SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These financial statements and notes related thereto should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for the year ended August 31, 2002.

These consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements with the exception of the following:

(a)  CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based
     Payments:

     Effective September 1, 2002, the Company adopted Stock-based Compensation and Other Stock-based Payments in CICA Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after September 1, 2002. No restatement of prior periods was required as a result of the adoption of the new standard. Consideration paid by employees on the exercise of stock options is recorded as share capital. See Note 11 for the pro forma disclosure as required by this standard.

(b) CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets: In September 2001, the CICA issued Handbook Sections 1581 "Business Combinations" and 3062 "Goodwill and Other Intangible Assets". The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination.

     The Company has fully adopted these new standards as of September 1, 2002, and has discontinued amortization of all existing goodwill. The Company has also reviewed existing intangible assets, including estimates of remaining lives, and has reclassified $2.3 million from workforce to goodwill as of September 1, 2002 to conform with the new criteria.

                                                                        17 of 26



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2003
(Unaudited)


1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets (continued):

     In connection with Section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of September 1, 2002. The Company has completed the transitional goodwill impairment assessment during the second quarter of 2003 and has determined that no impairment existed as of September 1, 2002.


     Effective September 1, 2002, the Company had unamortized goodwill of $190.1 million which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change is as follows:


     --------------------------------------------------------------------------------------------------
                                                            Three months ended      Six months ended
                                                               February 28            February 28
     --------------------------------------------------------------------------------------------------
     (Thousands of US dollars, except per share amounts)    2003        2002        2003        2002
     --------------------------------------------------------------------------------------------------
     Net loss                                              $ (8,337)   $ (3,039)   $ (3,349)   $(13,358)
     Add back: goodwill amortization                              -      19,009           -      38,141
     --------------------------------------------------------------------------------------------------
     Net income (loss) before goodwill amortization        $ (8,337)   $ 15,970    $ (3,349)   $ 24,783
     --------------------------------------------------------------------------------------------------
     Basic net income (loss) per share:
     Net loss                                              $  (0.04)   $  (0.01)   $  (0.01)   $  (0.06)
     Net income (loss) before goodwill amortization           (0.04)       0.07       (0.01)       0.11
     --------------------------------------------------------------------------------------------------
     Diluted net income (loss) per share:
     Net loss                                              $  (0.04)   $  (0.01)   $  (0.01)   $  (0.06)
     Net income (loss) before goodwill amortization           (0.04)       0.06       (0.01)       0.10
     ==================================================================================================


                                                                        18 of 26



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2003
(Unaudited)


2.   GOODWILL AND INTANGIBLE ASSETS

The net book values of goodwill and intangible assets acquired related to NxtWave Communications, FGL Graphics, ArtX and Chromatic Research Inc. at February 28, 2003 and August 31, 2002 are as follows :


      ---------------------------------------------------------------------------------------
                                    Cost         Accumulated       Net book
                                                 amortization        value    Net book value
      (Thousands of US dollars)               February 28, 2003              August 31, 2002
      ---------------------------------------------------------------------------------------
      Purchased in-process R & D    $ 105,550      $ 103,783       $  1,767      $  4,417
      Workforce                             -              -             -          2,280
      Core technology                  32,544         21,060         11,484        15,161
      ---------------------------------------------------------------------------------------
      Total intangible assets       $ 138,094      $ 124,843       $ 13,251      $ 21,858
      =======================================================================================
      Goodwill                      $ 392,357      $ 202,262       $190,095      $187,815
      =======================================================================================



Amortization expense related to intangible assets amounted to $3.2 million and $6.3 million for the three months and six months ended February 28, 2003 respectively (2002 - $2.2 million and $4.3 million). Amortization expense related to goodwill was nil for the three months and six months ended February 28, 2003 (2002 - $19.0 million and $38.1 million).


3.   CREDIT FACILITY

The Company had previously maintained bank credit facilities aggregating $103 million with a single financial institution, which it allowed to expire. There were no borrowings outstanding under these facilities. The Company believes that although its current cash resources are sufficient to meet operating requirements on an ongoing basis, as a matter of prudence, the Company has commenced the renegotiation of a syndicated credit facility.


4.   LONG-TERM DEBT


      --------------------------------------------------------------------------
      (Thousands of US dollars)              Interest   February 28    August 31
                                               rate        2003          2002
      --------------------------------------------------------------------------
      Obligation under capital lease (i)       6.31%       $ 16,898    $ 16,366
      Mortgage payable (ii)                    6.96%         11,217
      --------------------------------------------------------------------------
                                                           $ 28,115      16,366
      Current portion of long-term debt                       1,259         568
      --------------------------------------------------------------------------
      Total                                                $ 26,856    $ 15,798
      ==========================================================================


                                                                        19 of 26


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2003
(Unaudited)



4.   LONG-TERM DEBT (CONTINUED)

(i)  Obligation under capital lease:

     The Company's obligation under capital lease represents the lease on the building facility in Markham, Ontario.

(ii) Mortgage payable:

     On September 10, 2002, the joint venture, Commerce Valley Realty Holding Inc. ("CVRH"), in which the Company has a 50 per cent ownership interest entered into a mortgage agreement with a lender to finance the building facility in Markham, Ontario. The Company's proportionate share of the mortgage amounted to $10.8 million (Cdn. $16.9 million), and the mortgage has a repayment term of 12 years bearing interest at a rate of
     6.96 per cent per annum. The underlying mortgage is denominated in Canadian dollars. Funding under the mortgage was received in October 2002.


5.   GUARANTEE

The Company and other owners of CVRH have jointly and severally provided a guarantee for the mortgage payment of the building facility in Markham, Ontario. In the event that CVRH is unable to meet the underlying mortgage payment to the lender, the Company and other owners of CVRH will be jointly and severally responsible for it under this guarantee. The monthly mortgage interest and principal payment amounts to approximately $0.2 million. The mortgage has a repayment term of 12 years with a maturity date on November 1, 2014. As of February 28, 2003, the outstanding amount of the mortgage stood at $22.4 million (Cdn. $33.3 million).

In addition, the Company posted a letter of credit in the amount $2.0 million (Cdn. $3.0 million) in favour of CVRH and CVRH, in turn, assigned this letter of credit for the exclusive benefit of the lender as additional security of the mortgage. The letter of credit has a term of 5 years and will expire on November 5, 2007. In the event of a lease default by the Company, the proceeds of the letter of credit will be paid to the lender.


6.   LOSS ON INTEREST RATE SWAP

In fiscal 2001, CVRH entered into an interest rate swap contract to hedge its exposure to the interest rate risk applicable to its mortgage for the building facility in Markham, Ontario. This interest rate swap contract closed on September 10, 2002 resulting in a proportionate loss of $1.4 million to the Company. The loss is treated as a deferred expense item in the balance sheet and is charged to the consolidated statements of operations and retained earnings as a yield adjustment to the interest expense, over the term of the mortgage.

                                                                        20 of 26


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2003
(Unaudited)


7.       OTHER CHARGES

Other charges comprise the following items:


     (Thousands of US dollars)
     -------------------------------------------------------
     Components                                      Amount
     -------------------------------------------------------
     Settlement of class action lawsuits (i)         $ 8,000
     OSC Notice of Hearing (ii)                        2,812
     Restructuring charge - Europe (iii)               2,765
     Lease exit charge (iv)                            2,419
     -------------------------------------------------------
     Total                                           $15,996
     =======================================================



(i)  Settlement of class action lawsuits

     On February 7, 2003, the Company announced that it has reached an agreement for the full and complete settlement of all remaining claims alleged in the shareholder class action lawsuits filed in May 2001 in the United States District Court for the Eastern District of Pennsylvania. This litigation relates to alleged misrepresentations and omissions made by the Company and certain directors and officers during a period preceding its May 2000 earnings warning. This litigation was settled, with no admission of liability, for the amount of $8.0 million. This amount was subsequently paid on February 12, 2003, into Court pending final approval.

(ii) OSC Notice of Hearing

     In January, the Company announced that Staff of the Ontario Securities Commission had filed a Notice of Hearing and Statement of Allegations in relation to ATI and others. The Notice alleged that ATI failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of the Toronto Stock Exchange. The Notice also alleged that ATI made a misleading statement to Staff of the Commission in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals are also named in the Notice. The Notice alleged that six of these individuals, including K.Y. Ho, the Chief Executive Officer of ATI, engaged in insider trading contrary to the Securities Act. A date for the hearing has not been fixed. The Company has set up a special committee to conduct an independent review of the concerns raised by OSC staff.
     As of February 28, 2003, the Company incurred external charges totaling $2.8 million in connection with this matter.

(iii)Restructuring charge - Europe

     During the second quarter, the Company announced the closure of ATI Technologies (Europe) Ltd. ("ATEL"), its subsidiary in Dublin, Ireland. The Company has successfully shifted its European business model from direct selling to marketing its graphic chip technology to original design manufacturers (ODM) and add-in-board (AIB) partners to serve European original equipment manufacturers (OEM), the system builders and distribution channels. The transition has resulted in the redundancy of the operations in Dublin.

                                                                        21 of 26



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2003
(Unaudited)

7.   OTHER CHARGES (CONTINUED)

(iii)Restructuring charge - Europe (continued)

     The Company recorded a pre-tax charge of $2.8 million related to the closure of ATEL for the fiscal quarter. The following table details the components of the charge:


       (Thousands of US dollars)
       ----------------------------------------------
       Components                             Amount
       ----------------------------------------------
       Exit and other costs                     1,365
       Asset impairment (non-cash)              1,400
       ----------------------------------------------
       Total                                  $ 2,765
       ==============================================



     The following table details the activity through the accrued restructuring liability for the quarter ended February 28, 2003:


       (Thousands of US dollars)
       -----------------------------------------------
       Balance at December 1, 2002            $     -
       Provision                                1,365
       Cash payments                                -
       -----------------------------------------------
       Balance at February 28, 2003           $ 1,365
       ===============================================


     The asset impairment is due to the write-down of the building facility in Dublin, Ireland to fair value less cost to sell. The building facility, which has a fair value of $1.9 million, is included in the capital assets for financial statement presentation purposes. The Company expects to complete the major components of its exit plan for ATEL by July 2003 and to pay out the cash portion of the restructuring charge by the end of the fiscal year.

(iv) Lease exit charge

     During the fiscal quarter, the Company determined that it would exit certain leased properties located in Markham, Ontario. As a result, the Company recognized the fair value of the future net costs related to the leases as a charge for the fiscal quarter.

                                                                        22 of 26

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2003
(Unaudited)


8.   NET LOSS PER SHARE

The following table presents a reconciliation of the numerators and denominators used in the calculations of the basic and diluted loss per share:


     -----------------------------------------------------------------------------------------------------
                                                              Three months ended      Six months ended
                                                                 February 28            February 28
     (Thousands of US dollars, except per share amounts)      2003       2002         2003        2002
     -----------------------------------------------------------------------------------------------------
     Net loss                                                $  (8,337) $ (3,039)    $ (3,349)   $(13,358)
     -----------------------------------------------------------------------------------------------------
     Weighted average number of common shares outstanding:
          Basic                                                237,227   234,154      237,087     233,325
          Effect of stock options                                    -     -            -          -
     -----------------------------------------------------------------------------------------------------
          Diluted                                              237,227   234,154      237,087     233,325
     =====================================================================================================
     Net loss per share:
          Basic and diluted                                  $   (0.04) $  (0.01)    $  (0.01)   $  (0.06)
     =====================================================================================================




9.   SUPPLEMENTAL CASH FLOW INFORMATION


     -------------------------------------------------------------------------------------
                                              Three months ended          Six months ended
                                                 February 28                February 28
     (Thousands of US dollars)               2003         2002         2003          2002
     -------------------------------------------------------------------------------------
     Cash paid for:
         Interest                          $ 440         $  1        $ 798          $  4
         Income taxes                        732          479          943           589
     Interest received                       580        1,040        1,664         2,666
     =====================================================================================


                                                                        23 of 26



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2003
(Unaudited)


10.  SEGMENTED INFORMATION


The Company operates in one operating segment, that being the design, manufacture and sale of 3D graphics and digital media silicon solutions.


The following tables provide revenues by geographic area and by product, as well as capital assets, intangible assets and goodwill by geographic area. The breakdown in revenues by geographic area in the following table represent the geographic region where the revenue is booked:


      --------------------------------------------------------------------------------------------------------
                                                          Three months ended           Six months ended
                                                              February 28                 February 28
      (Thousands of US dollars)                           2003          2002          2003          2002
      --------------------------------------------------------------------------------------------------------
      Revenues:
          Canada                                         $   4,254     $   5,190     $  10,975      $  9,885
          United States                                     68,414        80,787       135,899        154,906
          Europe                                            36,409        44,918        67,857         86,110
          Asia-Pacific                                     209,405       135,084       425,771        265,116
      --------------------------------------------------------------------------------------------------------
      Consolidated revenues                              $ 318,482     $ 265,979     $ 640,502      $ 516,017
      ========================================================================================================
      Product revenues:
          Components                                     $ 212,068     $ 130,435     $ 414,504      $ 253,747
          Boards                                           101,938       129,364       207,332        248,957
          Others                                             4,476         6,180        18,666         13,313
      --------------------------------------------------------------------------------------------------------
      Consolidated revenues                              $ 318,482     $ 265,979     $ 640,502      $ 516,017
      ========================================================================================================
      Capital assets, intangible assets and goodwill:
          Canada                                                                     $  77,528      $  58,584
          United States                                                                213,535        256,587
          Europe                                                                         2,912          4,836
          Asia-Pacific                                                                     573            772
      --------------------------------------------------------------------------------------------------------
      Consolidated capital assets, intangible assets and
         goodwill                                                                    $ 294,548      $ 320,779
      ========================================================================================================


                                                                        24 of 26



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2003
(Unaudited)


11.  STOCK-BASED COMPENSATION

For stock options granted to employees, had the Company determined compensation costs based on the "fair value" of the stock options at grant dates consistent with the method prescribed under CICA Handbook Section 3870, the Company's net income per share would have been reported as the pro forma amounts indicated below:


      --------------------------------------------------------------------------------------------
                                                           Three months ended    Six months ended
      (Thousands of US dollars, except per share amount)   February 28, 2003     February 28, 2003
      --------------------------------------------------------------------------------------------
      Net loss for the period, as reported                        $ (8,337)            $ (3,349)
      Pro forma adjustment for stock-based compensation               (105)                (123)
      --------------------------------------------------------------------------------------------
      Pro forma net loss                                          $ (8,442)            $ (3,472)
      ============================================================================================
      Pro forma net loss per share - basic and diluted            $  (0.04)            $  (0.01)
      ============================================================================================


The weighted average estimated fair values at the date of grant for the options granted for the three months and six months ended February 28, 2003 was $2.41 and $2.65 per share respectively. The "fair value" of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:


      ----------------------------------------------------------------------------------------------
                                                             Three months ended    Six months ended
                                                             February 28, 2003     February 28, 2003
      ----------------------------------------------------------------------------------------------
      Risk-free interest rate                                          2.91%              3.10%
      Dividend yield                                                      0%                 0%
      Volatility factor of the expected market price of the
         Company's common shares                                      71.50%             71.13%
      Weighted average expected life of the options               4.16 years         4.15 years
      ==============================================================================================




For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

                                                                        25 of 26

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2003
(Unaudited)


12.  U.S. GAAP

The following table reconciles the net loss as reported on the consolidated statements of operations prepared in accordance with Canadian GAAP to the consolidated net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:



     --------------------------------------------------------------------------------------------------------
                                                              Three months ended        Six months ended
                                                                  February 28              February 28
     (Thousands of US dollars, except per share amounts)      2003          2002       2003          2002
     --------------------------------------------------------------------------------------------------------
     Net loss in accordance with Canadian GAAP               $ (8,337)     $ (3,039)  $ (3,349)    $ (13,358)
     Tax effect of stock options exercised                         (9)         (923)       (73)         (996)
     Amortization of purchased in-process research and
          development                                           1,325             -      2,650             -
     Amortization difference between Canadian and U.S. GAAP        28           583       (172)        1,185
     Stock compensation expenses                                4,430        (1,634)       122        (4,826)
     Restructuring charges not yet incurred                       315             -        315             -
     --------------------------------------------------------------------------------------------------------
     Net loss in accordance with U.S. GAAP                   $ (2,248)     $ (5,013)  $   (507)    $ (17,995)
     --------------------------------------------------------------------------------------------------------
     Net loss per share:
          Basic and diluted                                  $  (0.01)     $  (0.02)  $      -     $   (0.08)
     --------------------------------------------------------------------------------------------------------
     Weighted average number of shares (000's):
          Basic and diluted                                   237,227       234,154    237,087       233,325
     --------------------------------------------------------------------------------------------------------



13.  SUBSEQUENT EVENT

Subsequent to February 28, 2003, the Company announced it had entered into a technology development agreement with Nintendo Co., Ltd.. Future developments will define the financial impact going forward.

26 of 26


                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 ATI TECHNOLOGIES INC.



Date: March 21, 2003             By: //Terry Nickerson//
                                     -------------------------------------------
                                     Name:  Terry Nickerson
                                     Title: Senior Vice President, Finance and
                                            Chief Financial Officer